Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated March 1, 2010 relating to the consolidated financial statements of MetroPCS Communications, Inc. (which express an unqualified opinion and include an explanatory paragraph regarding the Company’s change, as of January 1, 2008, in its method of accounting for fair value measurements of financial assets and liabilities), and the effectiveness of MetroPCS Communications, Inc.’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of MetroPCS Communications, Inc. for the year ended December 31, 2009, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Dallas, Texas
September 3, 2010